Filed pursuant to Rule 433

Registration No. 333-286752

Issuer Free Writing Prospectus dated May 5, 2026

Relating to Preliminary Prospectus Supplement dated May 5, 2026

Alphabet Inc.

3.650% Notes due 2031

4.000% Notes due 2033

4.350% Notes due 2036

5.000% Notes due 2056

Pricing Term Sheet

Issuer:	Alphabet Inc. (the “Company”)

Title:	3.650% Notes due 2031 (the “2031 Notes”) 4.000% Notes due 2033 (the “2033 Notes”) 4.350% Notes due 2036 (the “2036 Notes”) 5.000% Notes due 2056 (the “2056 Notes”) (collectively, the “Notes”)

Trade Date:	May 5, 2026

Settlement Date (T+4)**:	May 11, 2026

Denominations:	C$2,000 and multiples of C$1,000 in excess thereof

Ratings*:	Moody’s: Aa2 (Stable); S&P: AA+ (Stable)

Joint Book-Running Managers:	RBC Dominion Securities Inc. Scotia Capital Inc. TD Securities Inc.

Concurrent Notes Offering:	Prior to this offering, the Company launched a concurrent offering of Euro-denominated senior notes (the “Concurrent Notes Offering”), the proceeds of which will be used for general corporate purposes, which may include the repayment of outstanding debt, which may be substantially concurrent with this offering. Settlement of this offering is not conditioned upon the settlement of the Concurrent Notes Offering, and the completion of the Concurrent Notes Offering is not conditioned upon the completion of this offering or any other offering made by the Company.

Ranking:	Senior unsecured

Listing:	None

Aggregate Principal Amount:	2031 Notes: C$1,500,000,000 2033 Notes: C$2,000,000,000 2036 Notes: C$2,250,000,000 2056 Notes: C$2,750,000,000

Maturity Date:	2031 Notes: May 15, 2031 2033 Notes: May 15, 2033 2036 Notes: May 15, 2036 2056 Notes: May 15, 2056

Coupon (Interest Rate):	2031 Notes: 3.650% per annum 2033 Notes: 4.000% per annum 2036 Notes: 4.350% per annum 2056 Notes: 5.000% per annum

Public Offering Price:

2031 Notes: 99.438% of principal amount of the 2031 Notes, plus accrued interest, if any, from May 11, 2026

2033 Notes: 99.824% of principal amount of the 2033 Notes, plus accrued interest, if any, from May 11, 2026

2036 Notes: 99.662% of principal amount of the 2036 Notes, plus accrued interest, if any, from May 11, 2026

2056 Notes: 99.032% of principal amount of the 2056 Notes, plus accrued interest, if any, from May 11, 2026

Underwriting Discounts:	2031 Notes: 0.200% of the principal amount 2033 Notes: 0.250% of the principal amount 2036 Notes: 0.300% of the principal amount 2056 Notes: 0.500% of the principal amount

Proceeds Net of Aggregate Underwriting Discount (before expenses):	2031 Notes: C$1,488,570,000 2033 Notes: C$1,991,480,000 2036 Notes: C$2,235,645,000 2056 Notes: C$2,709,630,000

Yield to Maturity:	2031 Notes: 3.774% 2033 Notes: 4.029% 2036 Notes: 4.392% 2056 Notes: 5.063%

Benchmark Bond:	2031 Notes: CAN 2.75% due March 1, 2031 2033 Notes: CAN 2.50% due December 1, 2032 2036 Notes: CAN 3.25% due December 1, 2035 2056 Notes: CAN 3.50% due December 1, 2057

Benchmark Bond Price and Yield:	2031 Notes: C$97.750 / 3.258% 2033 Notes: C$94.700 / 3.407% 2036 Notes: C$97.130 / 3.607% 2056 Notes: C$91.700 / 3.963%

Re-Offer Spread:

2031 Notes: +50 bps versus the applicable Government of Canada curve (“GoC Curve”); +51.6 bps versus the applicable Benchmark Bond, which includes a curve adjustment of +1.6 bps

2033 Notes: +60 bps versus the applicable GoC Curve; +62.2 bps versus the applicable Benchmark Bond, which includes a curve adjustment of +2.2 bps

2036 Notes: +75 bps versus the applicable GoC Curve; +78.5 bps versus the applicable Benchmark Bond, which includes a curve adjustment of +3.5 bps

2056 Notes: +110 bps versus the applicable Benchmark Bond

GoC Curve:

2031 Notes: CAN 2.75% due March 1, 2031 and CAN 1.50% due June 1, 2031

2033 Notes: CAN 2.50% due December 1, 2032 and CAN 2.75% due June 1, 2033

2036 Notes: CAN 3.25% due December 1, 2035 and CAN 3.25% due June 1, 2036

Interest Payment Dates:

2031 Notes: Semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2026

2033 Notes: Semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2026

2036 Notes: Semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2026

2056 Notes: Semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2026

Interest Payment Record Dates:	2031 Notes: May 1 and November 1 of each year 2033 Notes: May 1 and November 1 of each year 2036 Notes: May 1 and November 1 of each year 2056 Notes: May 1 and November 1 of each year

Following Business Day Convention:	If not a business day in New York or Toronto, then payment of a coupon or upon maturity or redemption will be made on the next business day with no adjustment.

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date (Actual/Actual Canadian Compound Method).

Use of Proceeds:	General corporate purposes, which may include the repayment of outstanding debt.

Sinking Fund Provisions:	None

Optional Redemption:

Each series of Notes will be redeemable in whole or in part at the option of the Company upon not less than 10 days’ and not more than 60 days’ notice, and upon such conditions as may be specified in the applicable notice of redemption, at the redemption price being the greater of (i) the aggregate principal amount to be redeemed; and (ii) the Canada Yield Price (as defined below), together in each case with accrued and unpaid interest to but excluding the date fixed for redemption, provided that if any Notes are redeemed at any time on or after the applicable Par Call Date (as defined below) for such series of Notes, the redemption price will equal the aggregate principal amount to be redeemed plus accrued and unpaid interest to but excluding the date fixed for redemption. In case of partial redemption of a series of Notes, the Notes of such series to be redeemed will be selected by the Trustee on a pro rata basis.

“Canada Yield Price” means, with respect to the Notes to be redeemed, the price, in respect of the principal amount of such Notes, calculated by the Company as of the third business day prior to the redemption date of such Notes, equal to the sum of the present values of the remaining scheduled payments of interest (not including any portion of the payments of interest accrued as of the date of redemption) and principal on the Notes to be redeemed from the redemption date to the applicable Par Call Date, as if redeemed on such Par Call Date, using as a discount rate the sum of the Government of Canada Yield (as defined below) on such business day plus (i) 12.5 basis points for the 2031 Notes, (ii) 15 basis points for the 2033 Notes, (iii) 18.5 basis points for the 2036 Notes and (iv) 27.5 basis points for the 2056 Notes.

“Government of Canada Yield” means, on any date and for purposes of the redemption of any series of Notes, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the Company, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term of such series of Notes to the applicable Par Call Date of such series of Notes.

Par Call Date:

2031 Notes: April 15, 2031 (the date that is 1 month prior to the maturity date of the 2031 Notes)

2033 Notes: March 15, 2033 (the date that is 2 months prior to the maturity date of the 2033 Notes)

2036 Notes: February 15, 2036 (the date that is 3 months prior to the maturity date of the 2036 Notes)

2056 Notes: November 15, 2055 (the date that is 6 months prior to the maturity date of the 2056 Notes)

Redemption for Tax Reasons:	The Company may redeem any series of the Notes, in whole, but not in part, in the event of certain changes in the tax laws of the United States that would require the Company to pay additional amounts with respect to the Notes of any series. The redemption price would be equal to 100% of the principal amount of the Notes of such series to be redeemed, plus accrued and unpaid interest, if any, on the Notes of such series to be redeemed to, but not including, the date of redemption.

Payment of Additional Amounts:	The Company will pay additional amounts on the Notes to each holder that is not a United States person in respect of withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, subject to certain exceptions and limitations.

Form of Distribution in Canada:	The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated May 5, 2026, (the “Canadian Offering Memorandum”), which will include the prospectus dated April 25, 2025, as supplemented by a prospectus supplement dated May 5, 2026 that forms part of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in the Offering Jurisdictions pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”)) to purchasers that are “accredited investors” (as such term is defined in NI 45-106) or Section 73.3 of the Securities Act (Ontario), as applicable, who purchase the Notes as principal (or are deemed to be purchasing as principal) and that are also “permitted clients” (as such term is defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Form of Distribution in the United States:	The distribution of the Notes is being made pursuant to registration with the SEC under the U.S. Securities Act of 1933, as amended.

Resale Restrictions:	Resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws, which may vary depending on the province. The Company is not a reporting issuer in any province or territory of Canada. Unless permitted under applicable Canadian securities laws, holders of the Notes must not trade the Notes before the date that is four months and a day after the later of (i) May 11, 2026 and (ii) the date the Company becomes a reporting issuer in any province or territory of Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are a new issue of securities for which no established trading market exists. If an active trading market does not develop for the Notes, investors may not be able to resell them. The Company currently has no intention of becoming a reporting issuer in Canada in the foreseeable future.

Settlement/Form:	CDS Clearing and Depository Services Inc. / Book Entry (Global Notes)

Trustee:	The Bank of New York Mellon Trust Company, N.A,

Paying Agent:	Computershare Advantage Trust of Canada

CUSIP/ISIN:	2031 Notes: 02079WAG6 / CA02079WAG65 2033 Notes: 02079WAA9 / CA02079WAA95 2036 Notes: 02079WAC5 / CA02079WAC51 2056 Notes: 02079WAE1 / CA02079WAE18

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

**

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to the business date before delivery will be required, by virtue of the fact that the Notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

MIFID II AND UK MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET / NO PRIIPs KID OR DISC DISCLOSURE DOCUMENT — Manufacturer target market is eligible counterparties and professional clients only (all distribution channels). No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) has been prepared as the Notes are not available to retail investors in the European Economic Area or the United Kingdom.

The foregoing description of some of the terms of the Notes is not complete and is subject to, and qualified in its entirety by, reference to the Company’s preliminary prospectus supplement dated May 5, 2026 (the “Preliminary Prospectus Supplement”) and the accompanying base prospectus dated April 25, 2025 (the “Base Prospectus”) and the Company’s preliminary Canadian offering memorandum dated May 5, 2026, as applicable, which includes the Preliminary Prospectus Supplement and the Base Prospectus (collectively the “Preliminary Canadian Offering Memorandum”), and the documents incorporated and deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement or the Base Prospectus or the Preliminary Canadian Offering Memorandum. Prospective purchasers should review the Preliminary Prospectus Supplement, the Base Prospectus and the Preliminary Canadian Offering Memorandum, as applicable, for a more detailed description of some of the terms of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained or incorporated by reference in the Preliminary Prospectus Supplement and the Base Prospectus and the Preliminary Canadian Offering Memorandum, and the Company and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of the Notes in the United States, it will do so through one or more U.S. registered broker dealers in accordance with the applicable U.S. securities laws and regulations.

The Company has filed with the SEC a registration statement (including a prospectus) and the Preliminary Prospectus Supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement, the Base Prospectus, the Preliminary Canadian Offering Memorandum and, when available, the final prospectus supplement and the Canadian Offering Memorandum if you request it by contacting: RBC Dominion Securities Inc. at +1-416-842-6311; Scotia Capital Inc. at +1-800-372-3930; or TD Securities Inc. at +1-800-263-5292.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.